SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K
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                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934
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For the Month of March, 1999                   Commission File Number: 001-12003
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                               MERIDIAN GOLD INC.
                 (Translation of Registrant's Name into English)

                          9670 Gateway Drive, 2nd Floor
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)
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Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]
                                     ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [X] No [ ]
                                     ---    ---

Meridian Gold Inc.                                  [LOGO OF MERIDIAN GOLD INC.
9670 Gateway Drive, 2nd Floor                               APPEARS HERE]
Reno, Nevada 89511
Phone: 775-850-3777
Fax: 775-850-3733

MERIDIAN GOLD INC.
9670 GATEWAY DRIVE, 2nd Floor
RENO, NEVADA 89511
PHONE:  (775) 850-3777
FAX:    (775) 850-3733
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    MERIDIAN GOLD CONFIRMS A MILLION OUNCE GOLD RESOURCE AT QUEBRADA COLORADA
                      (All dollar amounts in U.S. currency)

RENO, NEVADA, MARCH 2, 1999 - Meridian Gold announced today that its new discovery, Quebrada Colorada, at its El Penon project in Northern Chile, contains a resource of approximately one million ounces of gold and 14.7 million ounces of silver. The high silver content of Quebrada Colorada is expected to completely offset the cost of producing gold from this deposit.

EL PENON RESERVES AND RESOURCES
-------------------------------
Based on 172 drill holes and using a gold cutoff of 9 g/tonne, Meridian estimates Quebrada Colorada contains 1.1 million tonnes grading 27 g/tonne gold and 410 g/tonne silver, for 951,000 ounces of gold and 14.7 million ounces of silver. Detailed geologic modeling has shown this zone to be open in several directions, especially to the north and the south (See Appendix I of this press release on the Company's website www.meridiangold.com). Potential extensions to these zones along strike will be drilled in 1999.

Based on a partial in-fill drilling program completed late last year, Meridian has classified 180,000 tonnes of this resource at 38.5 g/tonne gold and 525 g/tonne silver, containing 222,000 ounces of gold and 3.0 million ounces of silver, in the indicated category. Further underground drilling on Quebrada Colorada will be performed this year in order to convert a portion of the resource into reserves. Current El Penon reserves remain unchanged from the 1998 feasibility study.

              EL PENON RESERVES AND RESOURCES AT DECEMBER 31, 1998
             ------------------------------------------------------

                                                   Ore Grade    Contained Ounces
                                        Ore      -------------  ----------------
                                       Tonnes    Gold   Silver   Gold     Silver
                                       ------    -----  ------  -------  -------
                                       (mils)    (g/t)  (g/t)   (000's)  (000's)

PROVEN AND PROBABLE MINEABLE
RESERVES
Quebrada Orito Deposit                    4.0     6.6     99      834     12,473
Cerro Martillo Deposit                    0.7     2.6     84       60      1,929
                                                                  ---     ------
   Total Proven and Probable Reserves at El Penon                 894     14,402

OTHER MINERALIZED MATERIAL
Quebrada Colorada                         1.1    26.6    410      951     14,661
Other El Penon Resources                  3.6     8.3    146      964     16,903
                                                                  ---     ------
   Total Other Mineralized Material at El Peno                  1,915     31,564


Brian Kennedy, President and Chief Executive Officer of Meridian Gold, said, "The Quebrada Colorada discovery will transform Meridian into a much larger gold producer which should provide excellent financial returns to its shareholders. This new high-grade zone will provide about a million ounces of very low cost gold for the Company, since the large silver by-product is expected to cover the operating costs. Quebrada Colorada will significantly impact El Penon's expected production costs.

"With construction and development work over 50% complete, the project appears to be on budget and on schedule. Within 12 months El Penon is expected to produce gold at a rate of approximately 250,000 ounces per year with cash costs of about $100 per ounce.

"Reserves and resources at El Penon have grown nicely from last year's 1.9 million ounces of gold to about 2.8 million ounces of gold this year with significant exploration potential remaining."

MERIDIAN GOLD RESERVES AND RESOURCES AS OF DECEMBER 31, 1998
------------------------------------------------------------
While geologic resources increased year-over-year by 20%, reflecting the new discovery at El Penon, proven and probable reserves declined slightly from 1.9 million ounces to 1.7 million ounces at year-end 1998. The declines in the reserves reflect 1998 production at Beartrack and the calculation of reserves at $300 gold versus $350 gold. During 1998, Jerritt Canyon again replaced its reserves depleted by the year's production.

Going forward, since Meridian's production will primarily be coming from underground mines at El Penon and Jerritt Canyon, the Company will have a large, high quality resource base, which is expected to be incrementally converted into a three to five year reserve.

The table below shows the detailed reserve and resource breakdown by project:

                   RESERVES AND RESOURCES AT DECEMBER 31, 1998
                   -------------------------------------------

                                                   Ore Grade    Contained Ounces
                                        Ore      -------------  ----------------
                                       Tonnes    Gold   Silver   Gold     Silver
                                       ------    -----  ------  -------  -------
                                       (mils)    (g/t)  (g/t)   (000's)  (000's)

PROVEN & PROBABLE MINEABLE
RESERVES
El Penon                                4.7       6.0     96       894    14,402
Beartrack                               5.7       1.5      -       284         -
Jerritt Canyon                          1.9       7.7      -       479         -
                                                                 -----    ------
Total Proven & Probable                                          1,657    14,402

OTHER MINERALIZED MATERIAL
El Penon
     Quebrada Colorada                  1.1      26.6    410       951    14,661
     Other El Penon Resources           3.6       8.3    146       964    16,903
Rossi                                   2.8      12.7      -     1,069         -
Jerritt Canyon                          5.6       7.1      -     1,259         -
                                                                 -----    ------
Total Other Mineralized Material                                 4,243    31,564

Gold Price Assumption ($/oz)                                      $300


Meridian Gold Inc. is a growth gold business with its common shares traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

--------------------------
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further  information,  please visit our website at  www.meridiangold.com  or
                                                        --------------------
contact:

Wayne M. Hubert       Tel:  (775) 850-3730
Investor Relations    Fax: (775) 850-3733
Meridian Gold Inc.    E-mail: Whubert@meridiangold.com
                              ------------------------


                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 1999                    MERIDIAN GOLD INC.

                                       By: /s/ Brian J. Kennedy
                                           --------------------
                                           Brian J. Kennedy
                                           President and Chief Executive Officer